UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                              For August 31 2004



                                   BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                    ENGLAND
                (Jurisdiction of incorporation or organisation)

                        110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated August 31 2004  -  Acquisition


                                                                  31 August 2004

              BUNZL TO EXPAND OUTSOURCING SERVICES IN NORTH AMERICA

Bunzl plc, the international distribution and outsourcing Group, today announces that it has agreed in principle to purchase TSN, a leading distributor of goods not for resale to the growing convenience stores sector across the United States. Based in Denver, Colorado and with a facility in Richmond, Indiana, TSN had sales in 2003 of $130 million. Its largest customer is McLane Company, Inc. through which it serves many convenience store chains. Net assets at completion are estimated to be $11 million on a debt free basis.

Commenting on the acquisition, Anthony Habgood, Chairman of Bunzl, said:

"This is an excellent opportunity to expand our Outsourcing Services business in North America in a growing sector. Combined with our existing convenience store business, it puts us in a strong position to take advantage of that growth. It will enable us to use our distribution network more effectively and potentially to increase the breadth of product provided to TSN's customers and to the convenience store market more generally."

Enquiries:

Bunzl plc                                          Finsbury

Anthony Habgood, Chairman                          Roland Rudd

David Williams, Finance Director                   Morgan Bone

Tel: 020 7495 4950                                 Tel: 020 7251 3801

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  August 31 2004                         By:__/s/ Anthony Habgood__

                                              Title:   Chairman